SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ______________

                                SCHEDULE 14F-1

                            Information Statement
                       Pursuant to Section 14(f) of the
                       Securities Exchange Act of 1934
                          And Rule 14f-1 Thereunder


                              UNILAB CORPORATION
       (Exact name of registrant as specified in its corporate charter)

                                ______________

     Delaware                     0-22758                    95-4415490
(State or other           (Commission File Number)       (I.R.S. Employer
jurisdiction of                                          Identification No.)
incorporation)


         18448 Oxnard Street
         Tarzana, California                                   91356
(Address of principal executive offices)                      (Zip Code)


                                (818) 996-7300
             (Registrant's telephone number, including area code)

                              UNILAB CORPORATION
                              1848 OXNARD STREET
                          TARZANA, CALIFORNIA 91356

                      INFORMATION STATEMENT PURSUANT TO
                       SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

General

         This Information Statement is being mailed on or about May 15, 2002 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 to holders of record of shares of common stock, par value $0.01 per share of Unilab Corporation, a Delaware corporation. You are receiving this Information Statement in connection with an Agreement and Plan of Merger, dated as of April 2, 2002, by and among Quest Diagnostics Incorporated, a Delaware corporation, Quest Diagnostics Newco Incorporated, a Delaware corporation and wholly owned subsidiary of Quest Diagnostics which is referred to herein as the "Purchaser", and Unilab. Pursuant to the merger agreement, and subject to the terms and conditions thereof, Quest Diagnostics has caused Purchaser to make an offer to exchange each share of Unilab common stock for, at the election of the holder thereof, (i) $26.50 in cash, subject to certain limitations described below, or (ii) 0.3256 of a share of common stock, par value $0.01 of Quest Diagnostics. The merger agreement provides, among other things, that as promptly as practicable following the satisfaction or waiver of the conditions set forth in the merger agreement and the completion of the offer, and in accordance with the Delaware General Corporation Law, or DGCL, either Unilab will be merged with and into the Purchaser with the Purchaser surviving the merger or, depending on certain tax matters, the Purchaser will be merged with and into Unilab with Unilab surviving the merger. Either such alternative is referred to as the "merger." As a result of the offer and the merger, Unilab will become a wholly owned subsidiary of Quest Diagnostics. The total amount of cash payable in the offer will be subject to proration in the event that holders of more than 30% of the shares of Unilab common stock outstanding immediately prior to the consummation of the offer elect to receive cash in exchange for their Unilab shares in the offer.

         The offer, the merger and the merger agreement are more fully described in Unilab's Solicitation/Recommendation Statement on Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by Unilab with the Securities and Exchange Commission on May 15, 2002 and which is being mailed to stockholders of Unilab along with this Information Statement.

         Purchaser commenced the offer on May 15, 2002. The offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, June 17, 2002, unless it is extended by the Purchaser in accordance with the terms and conditions of the merger agreement.

         The merger agreement also provides that, upon the consummation of the offer, Unilab will cause certain designees of Quest Diagnostics, which are referred to in this Information Statement as the Quest Diagnostics designees, to be elected to the Board of Directors of Unilab. If, however, the merger agreement is terminated or if the Purchaser does not accept Unilab shares tendered for exchange in the offer, then Quest Diagnostics will not have any right to designate directors for election to the Unilab Board.

         This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Solicitation/Recommendation Statement. Information set forth herein related to Quest Diagnostics, the Purchaser or the Quest designees has been provided by Quest Diagnostics. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

The Quest Diagnostics Designees

         Effective upon the acceptance for payment or exchange of any shares of Unilab common stock pursuant to the offer, Quest Diagnostics will be entitled to designate the number of directors, rounded up to the next whole number, on the Unilab Board that equals the product of (1) the total number of directors on the Unilab Board (giving effect to the election of any additional directors pursuant to this provision of the merger agreement) and
(2) the percentage that the number of Unilab shares owned by Quest Diagnostics and the Purchaser (including Unilab shares accepted for payment or exchange) bears to the total number of Unilab shares outstanding, and Unilab will take all action necessary to cause the Quest Designees to be elected or appointed to the Unilab Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors. At such time, Unilab also will use its best efforts to cause individuals designated by Quest Diagnostics to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Unilab Board and
(ii) each board of directors of each subsidiary of Unilab (and each committee thereof) that represents the same percentage as such individuals represent on the Board, in each case only to the extent permitted by applicable law. Notwithstanding the preceding sentences, prior to the effective time of the merger, two members who were members of the Board of Directors of Unilab prior to consummation of the offer will remain as directors of Unilab until the effective time; these individuals are referred to as "continuing directors." If the number of continuing directors is reduced to less than two for any reason prior to the effective time of the merger, the remaining and departing continuing directors will be entitled to designate a person to fill the vacancy. If no continuing directors remain, the other directors of Unilab then in office shall be entitled to designate two persons to fill such vacancies who are not officers or employees or affiliates of Unilab, Quest Diagnostics or the Purchaser or any of their respective subsidiaries, and such persons shall be deemed to be continuing directors.

         The directors of the Purchaser at the effective time of the merger shall be the directors of the corporation surviving the merger of Unilab with and into the Purchaser, whether that surviving corporation be Unilab or the Purchaser, and shall serve until the next annual meeting of stockholders of the surviving corporation and until their respective successors shall be duly elected or appointed and qualified.

         Set forth below is the name and principal occupation or employment and five year employment history for each of the persons who may be designated by Quest Diagnostics to serve on the Unilab Board:

         Kenneth W. Freeman, 51, is chairman of the board and chief executive officer of Quest Diagnostics Incorporated. Mr. Freeman joined Quest Diagnostics in May 1995 as president and chief executive officer, was elected a director in July 1995 and was elected chairman of the board in December 1996. Prior to 1995, he served in a variety of financial and managerial positions at Corning Incorporated, which he joined in 1972. He was elected controller and a vice president of Corning in 1985, senior vice president in 1987, general manager of the Science Products Division in 1989 and executive vice president in 1993. He was appointed president and chief executive officer of Corning Asahi Video Products Company in 1990.

         Robert A. Hagemann, 45, is vice president and chief financial officer of Quest Diagnostics Incorporated. He joined Corning Life Sciences, Inc., in 1992, where he held a variety of senior financial positions before being named vice president and corporate controller of Quest Diagnostics in 1996. Prior to joining Quest Diagnostics, Mr. Hagemann was employed by Prime Hospitality, Inc. and Crompton & Knowles, Inc. in senior financial positions. He was also previously associated with Ernst & Young. Mr. Hagemann assumed his present responsibilities in August 1998.

         Surya N. Mohapatra, Ph.D., 52, is president and chief operating officer of Quest Diagnostics Incorporated. Prior to joining Quest Diagnostics in February 1999 as senior vice president and chief operating officer, he was senior vice president of Picker International, a worldwide leader in advanced medical imaging technologies, where he served in various executive positions during his 18-year tenure.

         David M. Zewe, 50, is Senior Vice President--US Operations of Quest Diagnostics Incorporated with overall responsibility for clinical laboratory operations in the United States. Mr. Zewe joined Quest Diagnostics in 1994 as General Manager of the Philadelphia regional laboratory and became Regional Vice President Sales and Marketing for the mid-Atlantic region in August 1996. Mr. Zewe became Vice President--Sales in October 1997 and Vice President--Revenue Services in August 1999. Mr. Zewe assumed his current position in January 2001. Prior to joining the Quest Diagnostics, Mr. Zewe was with the Squibb Diagnostics Division of Bristol Myers Squibb, most recently serving as Vice President of Sales.

Certain Information Concerning Unilab

         As of May 14, 2002, Unilab had 33,573,700 shares of common stock issued and outstanding, its only class of voting securities that would be entitled to vote for directors at a shareholder meeting if one were to be held. Each share of Unilab common stock is entitled to one vote in all matters voted upon by the stockholders of Unilab.

                     INFORMATION CONCERNING DIRECTORS AND
                         EXECUTIVE OFFICERS OF UNILAB

Directors and Executive Officers of Unilab

         The following list sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Unilab.

         Robert E. Whalen, 59, was appointed President, Chief Executive Officer and a director of Unilab in November 1999. He was elected Chairman of the Board in November 2000. From May 1997 to September 1999, Mr. Whalen served as Executive Vice President and, from September 1998 to September 1999, as Chief Operating Officer of Scripps's Clinic, a 320-physician multi-specialty medical group located in Southern California. Mr. Whalen is also a director of Nanogen, Inc.

         Brian D. Urban, 40, has been Executive Vice President, Chief Financial Officer and Treasurer of Unilab since May 1998. He served as Vice President, Chief Financial Officer and Treasurer from September 1997 to April 1998. He was Vice President and Controller of Unilab from November 1993 to September 1997. Mr. Urban served as Assistant Controller of Unilab from October 1992 to November 1993. He was Manager of External Reporting of MetPath from July 1992 to October 1992. Prior thereto, Mr. Urban was senior audit manager at Price Waterhouse where he worked from November 1986 to July 1992.

         David W. Gee, 41, has been Executive Vice President, Secretary and General Counsel of Unilab since March 2000. Prior to his employment with Unilab, Mr. Gee was with the Seattle, Washington law firm of Garvey, Schubert & Barer from June 1998 through February 2000. Prior thereto, he served as Associate Vice President, Counsel, and Assistant Secretary for Laboratory Corporation of America from May 1995 to June 1998. He served as the Associate General Counsel and Assistant Secretary of LabCorp's predecessor, National Health Laboratories from 1991 to 1995. Prior thereto, Mr. Gee was with the law firm of Pillsbury, Madison & Sutro in its Los Angeles and San Diego offices.

         Emmett Kane, 53, was appointed Executive Vice President and Division President of Unilab Northern California in July 2000. Prior to his employment with Unilab, he held the position of Senior Vice President at Laboratory Corporation of America from September 1996 to July 2000. He was a member of LabCorp's Senior Management Committee from January 1997 to July 2000. From April 1995 to September 1997, he served as Vice President, Corporate Operations with LabCorp. Prior to the April 1995 merger of National Health Laboratories and Roche Biomedical Laboratory, Mr. Kane held positions of Director and then Vice President Operations at National Health Laboratories, which he joined in 1981.

         R. Jeffrey Lanzolatta, 49, has been Executive Vice President and Division President of Unilab Southern California since May 1998. He served as Division President of Unilab Southern California from July 1996 to April 1998. He was Senior Vice President, Sales and Marketing of Unilab Southern California from December 1994 to July 1996. He served as Vice President, Sales and Marketing of Unilab from November 1993 to December 1994. He served as Vice President, Sales and Marketing of MetWest from January 1993 to November 1993. Prior thereto, Mr. Lanzolatta served as Regional Vice President and General Manager of MetWest's Southern California operations from July 1990 to December 1992. From April 1990 to June 1990, Mr. Lanzolatta served as Director of Sales and Marketing for MetWest's Northern California operations. Mr. Lanzolatta was Vice President, Business Development of International Clinical Laboratories' Western Operations from July 1985 through January 1989.

         C. Michael Hanbury, Ph.D., 38, Senior Vice President and Chief Scientific Officer, has been with Unilab since April 1998. Prior to joining Unilab, from April 1996 to April 1998, Dr. Hanbury managed Regulatory Affairs for Roche Diagnostics, Inc., an international diagnostic company, representing their interests to the US Food and Drug Administration for a variety of molecular diagnostic tests for infectious disease. Prior thereto, Dr. Hanbury served from September 1994 to March 1996 as National Technical Director of an international clinical diagnostic manufacturer and as a clinical chemist for Roche Biomedical Labs from April 1988 to September 1994. Dr. Hanbury is a registered clinical pathologist with over 17 years experience in laboratory testing services and in vitro diagnostic manufacturing.

         Paul T. Wertlake, M.D., 68, has been Vice President and Chief Medical Officer of Unilab since January 1994. Since October 1989, Dr. Wertlake has served as the Senior Medical Officer for Southern California and Medical Director of the Tarzana (Los Angeles) laboratory. Prior thereto, Dr. Wertlake served in the academic, hospital and reference laboratory sectors.

         Michael B. Goldberg, 55, has been a Managing Director of Kelso & Company, L.P. since October 1991 and became a director of Unilab in November 1999. Mr. Goldberg is also a director of Endo Pharmaceuticals, Inc.

         Walker Lewis, 57, is the Chairman of Devon Partners and its subsidiary, Devon Value Advisers, and became a director of Unilab in May 2001. Mr. Lewis is currently a Director of American Management Systems, Scientific Games, Everyday Convenience Stores, Mrs. Fields Brands, Owens Corning and serves as Chairman of Applied Predictive Technologies and London Fog Industries.

         James R. Maher, 52, has been a partner at Park Avenue Equity Partners, L. P. since 2001 and became a director of Unilab in May 2001. Mr. Maher served as President of MacAndrews & Forbes Holdings Inc., a diversified holding company, from 1998 to 2000 and as President and Chief Executive Officer of Mafco Consolidated Group Inc. from 1995 to 2000. Mr. Maher is also a director of Panavision, Inc.

         David I. Wahrhaftig, 45, has been a Managing Director of Kelso & Company, L.P. since April 1998. Mr. Wahrhaftig has been affiliated with Kelso & Company since 1987, and became a director of Unilab in November 1999. Mr. Wahrhaftig also serves as a director of Endo Pharmaceuticals, Inc.

Unilab Board Meetings

         The Board of Directors held a total of four (4) meetings and took action by written consent fourteen (14) times during the fiscal year ended December 31, 2001. All directors attended 75% or more of the aggregate number of board meetings and committee meetings of which they were a member.

Committees of the Board of Directors

         The Board of Directors has a Compensation Committee and an Audit Committee.

         The Compensation Committee is composed of Messrs. Maher and Lewis. The Compensation Committee has the authority to evaluate Unilab's compensation policies, determine Unilab's executive compensation policies and guidelines and administer Unilab's stock option and compensation plans. The Compensation Committee held one meeting during fiscal year 2001.

         The Audit Committee is composed of Messrs. Maher, Lewis, and Wahrhaftig. Mr. Wahrhaftig is Chairman of the Audit Committee. Each of Messrs. Maher and Lewis meet the independence requirements under the current National Association of Securities Dealers ("NASD") listing standards. In addition, the Board of Directors determined in accordance with Section 4350(d)(2)(B) of NASD's listing standards to appoint Mr. Wahrhaftig to the Audit Committee, which standards allow one non-independent director to serve on the Audit Committee under exceptional and limited standards. Mr. Wahrhaftig is a Managing Director of Kelso & Company, L.P., an affiliate of Unilab. The determination to appoint Mr. Wahrhaftig to the Audit Committee was made with the belief that his membership on the committee is in the best interests of Unilab and its stockholders due to his service on the Board of Directors since November 1999, his accounting experience, and his extensive business and financial expertise and background and familiarity with Unilab's accounting practices. The Audit Committee has the following responsibilities:
(a) recommending the engagement of independent accountants to audit Unilab's financial statements; (b) discussing the scope and results of the audit with Unilab's independent accountants; (c) reviewing the functions of Unilab's management and independent accountants pertaining to Unilab's financial statements; and (d) performing such other related duties and functions as are deemed appropriate by the Audit Committee and the Board of Directors. The Audit Committee held a total of 3 meetings during fiscal year 2001.

         The Board of Directors does not have a Nominating Committee.

Compensation Committee Interlocks and Insider Participation

         Unilab's Compensation Committee currently consists of Messrs. Maher and Lewis. No interlocking relationship exists or has existed between Messrs. Maher or Lewis or any other member of the Unilab Board and any members of the board of directors or compensation committee of any other company.

Compensation of Directors

         The directors of Unilab who are Unilab executive officers or who are associated with Kelso do not received any compensation for serving on the Board. Independent directors receive an annual fee of $25,000 paid in a lump sum. In addition, each independent director receives an annual option grant under Unilab's 2001 Stock Option Plan to purchase 10,000 shares of Unilab common stock. Each annual option is fully vested at the time of grant, but otherwise subject to the same terms and conditions as apply to other stock option grants under Unilab's 2001 Stock Option Plan.

                SECURITY OWNERSHIP OF COMMON STOCK BY CERTAIN
        BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS OF UNILAB

         The following table sets forth information about beneficial ownership of Unilab's common stock on May 14, 2002, by: (a) each named executive officer listed in the Summary Compensation Table below; (b) each director; (c) each person known to Unilab to be the beneficial owner of more than 5% of Unilab's common stock; and (d) all of Unilab's executive officers and directors as a group.

         Unless otherwise noted below, the address of each beneficial owner listed on the tables is c/o Unilab Corporation, 18448 Oxnard Street, Tarzana, California 91356.

         Beneficial ownership has been determined in accordance with the rules of the Securities and Exchange Commission. Unilab's calculation of the percentage of beneficial ownership is based on 33,573,700 shares of Common Stock outstanding on May 14, 2002. Shares of Unilab common stock subject to options that are presently exercisable or exercisable within 60 days are deemed outstanding for the purpose of computing the percentage ownership of the person holding the option, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

                                                                                         Common Stock
                                                                               Number of          Percent of Shares
Shareholder                                                                     Shares               Outstanding
-----------                                                                     ------               -----------
Beneficial owners of more than 5%:
Kelso Investment Associates VI, L.P.(1)............................           11,985,668                35.7%
KEP VI, LLC(1).....................................................            1,855,510                 5.5%
Frank T. Nickell(1)(2).............................................           13,841,178                41.2%
Thomas R. Wall, IV(1)(2)...........................................           13,841,178                41.2%
George E. Matelich(1)(2)...........................................           13,841,178                41.2%
Michael B. Goldberg(1)(2)..........................................           13,841,178                41.2%
David I. Wahrhaftig(1)(2)..........................................           13,842,741                41.2%
Frank K. Bynum(1)(2)...............................................           13,841,178                41.2%
Philip E. Berney(1)(2).............................................           13,841,178                41.2%
Quest Diagnostics Incorporated(3)..................................           13,841,178                41.2%
Directors:
Robert E. Whalen(4)................................................              944,469                 2.7%
Michael B. Goldberg(1)(2)..........................................           13,841,178                41.2%
Walker Lewis.......................................................               10,000                  *
James R. Maher.....................................................               64,427                  *
David I. Wahrhaftig(1)(2)..........................................           13,842,741                41.2%
Named Executive Officers:
Robert E. Whalen(4)................................................              944,469                 2.7%
Brian D. Urban.....................................................              297,703                  *
R. Jeffrey Lanzolatta(5)...........................................              253,691                  *
David W. Gee.......................................................               92,452                  *
Emmett Kane........................................................              169,079                  *
All current directors and executive officers as a group (9 persons)           15,674,562                44.5%

_____________
*  Less than one percent

(1) The business address for these people is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022.

(2) Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney may be deemed to share beneficial ownership of shares of common stock owned of record by Kelso Investment Associates VI, L.P. and KEP VI, LLC, by virtue of their status as managing members of KEP VI, LLC and Kelso GP VI, LLC, the general partner of Kelso Investment Associates VI, L.P. Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney share investment and voting power with respect to the shares of common stock owned by Kelso Investment Associates VI, L.P. and KEP VI, LLC but disclaim beneficial ownership of such shares. Mr. Wahrhaftig directly owns 1,563 shares of Unilab common stock.

(3) The business address for this person is One Malcolm Avenue, Teterboro, New Jersey 07608. By virtue of a stockholders agreement, dated April 2, 2002, among Kelso Investment Associates VI, L.P., KEP VI, LLC (together with Kelso Investment Associates VI, the "Kelso stockholders"), Unilab, Quest Diagnostics Incorporated and Quest Diagnostics Newco Incorporated, Quest Diagnostics Incorporated may be deemed to be the beneficial owner of 13,841,178 shares of Unilab common stock held of record by the Kelso stockholders. By virtue of the stockholders agreement, Quest Diagnostics Incorporated may be deemed to share voting power with respect to such shares, but disclaims beneficial ownership thereof.

(4) Includes 1,000 shares of Unilab common stock held by two of Mr. Whalen's children.

(5)    Mr. Lanzolatta directly owns 1,000 shares of Unilab common stock.


Section 16(a) Beneficial Ownership Reporting Compliance

         Section 16(a) of the Securities Exchange Act of 1934 requires Unilab's directors and executive officers, and persons who own more than 10% of Unilab's outstanding common stock, to file initial reports of ownership on Form 3 and reports of changes in ownership on Form 4 or 5 with the Securities and Exchange Commission, or SEC, and Nasdaq Stock Market, Inc. Such officers, directors and 10% holders are also required by SEC regulations to furnish Unilab with copies of all Section 16(a) reports that they file.

         To Unilab's knowledge, based solely on its review of the copies of such reports furnished to it or otherwise in its files and on written representations from Unilab's directors, executive officers and ten percent shareholders that no other reports were required, during the fiscal year ended December 31, 2001, Unilab's officers, directors and ten percent shareholders complied with all applicable Section 16(a) filing requirements.

                            EXECUTIVE COMPENSATION

Summary Compensation Table

         The following table provides certain summary information concerning compensation awarded to, earned by or paid to Unilab's chief executive officer and each of the four other most highly compensated executive officers of Unilab determined as of the end of the last fiscal year (herein referred to as the "named executive officers") for the fiscal years ended December 31, 2001, 2000 and 1999.

                                                                                                Long-Term
                                                                                           Compensation Awards
                                                            Annual Compensation         -------------------------
                                                            -------------------         Securities
Name and Principal                                 Annual                 Other Annual  Underlying      All Other
Position                                 Year     Salary(1)    Bonus(2)   Compensation  Options(#)    Compensation
--------                                 ----     ---------    --------   ------------  ----------    ------------

Robert E. Whalen....................     2001      $432,000     $432,000    $3,367(4)           0     $ 129,149(5)
Chairman of the                          2000       432,000      216,000       937(4)   1,264,503       109,416(5)
Board, President and CEO(3)              1999        44,400           --        --             --        92,222(6)
Brian D. Urban......................     2001       243,000      270,000    21,083(7)      49,658        75,830(8)
Executive Vice                           2000       243,000      135,000    24,100(7)     379,350        63,050(8)
President, Chief                         1999       198,450      340,200     9,600(12)     49,316       189,155(8)
Financial Officer
And Treasurer
R. Jeffrey Lanzolatta...............     2001       261,000      270,000     9,600(9)      25,000        99,578(15)
Executive Vice                           2000       243,000      135,000    11,459(9)     379,350        80,099(15)
President and                            1999       243,000      189,000    53,007(10)     49,316       434,653(16)
Division
President, Unilab
Southern
David W. Gee........................     2001       216,000      162,000     9,600(12)     49,658        46,848(17)
Executive Vice                           2000       180,000       81,000     8,000(12)    126,450        31,583(5)
President,
Secretary and
General Counsel(11)
Emmett Kane.........................     2001       243,000      243,000    11,794(14)     15,000       33,500(5)
Executive Vice                           2000       121,500      108,000    43,675(14)    252,900       27,906(5)
President and
Division
President, Unilab
Northern(13)


(1) Includes 8% of base salary credited to a deferred compensation account for the benefit of the named executive officer.


(2) Includes 8% of bonus credited to a deferred compensation account for the benefit of the named executive officer.

(3) Mr. Whalen has served as President and CEO since November 23, 1999 and as Chairman since November 15, 2000.

(4) Represents (a) imputed benefit and tax gross-up payment on the use of a company car of $1,061 and $937 in 2001 and 2000, respectively, and
       (b) tax preparation services plus a tax gross-up payment of $2,306 and $0 in 2001 and 2000, respectively.

(5)    Represents Unilab's contributions to the Long-Term SERP Plan.

(6) Represents consulting payments to Mr. Whalen for the period from September 1, 1999 to November 22, 1999.

(7) Represents (a) a car allowance of $9,600, and (b) imputed interest on an interest free loan plus a tax gross-up payment of $11,483 and $14,500 in 2001 and 2000, respectively.

(8) Represents Unilab contributions to the Long-Term SERP Plan, and Unilab 401(k) Plan contributions of $6,500, $1,775 and $1,600 in 2001, 2000 and 1999, respectively.

(9) Represents (a) a car allowance of $9,600, and (b) tax preparation services plus a tax gross-up payment of $0 and $1,859 in 2001 and 2000, respectively.

(10) Represents (a) a car allowance of $9,600, (b) imputed interest on an interest free loan of $2,580, and (c) a tax gross-up benefit of $40,827.

(11)   Mr. Gee assumed his position on March 1, 2000.

(12)   Represents a car allowance.

(13)   Mr. Kane assumed his position on July 1, 2000.

(14) Represents (a) a car allowance of $9,600 and $4,800 for 2001 and 2002, respectively, and (b) relocation expenses and a tax gross-up payment of $2,194 and $38,875 for 2001 and 2000, respectively.

(15) Represents Unilab's contributions to the Long-Term SERP Plan, and Unilab 401(k) Plan contributions of $6,800, $2,125 and $2,578 in 2001, 2000 and 1999, respectively.

(16) Represents Unilab's contributions to the Long-Term SERP Plan and forgiveness of a $50,000 loan.

(17) Represents Unilab's contributions to the Long-Term SERP Plan and Unilab 401(k) Plan contribution s of $6,800 and $0 in 2001 and 2000, respectively.




Option Grants in Fiscal Year 2001

         The following table shows information regarding nonqualified stock options that were granted to the named executive officers during the year ended December 31, 2001, and has been adjusted to reflect a 1 for 0.986312 reverse stock split of Unilab's common stock, effected on May 16, 2001. Unilab has not granted any stock appreciation rights.

                                                                                           Potential Realizable
                                                                                             Value At Assumed
                                                                                           Annual Rates of Stock
                                                                                          Price Appreciation for
                                                   Individual Grants                          Option Term (2)
                                                   -----------------                          ---------------
                                               % of Total
                                 Number of       Options
                                Underlying      Employees   Exercise
                                  Options       in Fiscal   Price Per   Expiration
Name                            Granted(1)        Year      Shares($)      Date           5% ($)        10%($)
----                            ----------        ----      ---------      ----           ------        ------

Brian D. Urban.............      12,329(2)         2.2%       5.93         2/28/11         45,987       116,509
                                 25,000(2)         4.4%      19.30         11/9/11        303,500       769,000
                                 12,329(3)         2.2%       5.93         2/28/11             --            --
R. Jeffrey Lanzolatta......      25,000(2)         4.4%      19.30         11/9/11        303,500       769,000
David W. Gee...............      12,329(2)         2.2%       5.93         2/28/11         45,987       116,509
                                 25,000(2)         4.4%      19.30         11/9/11        303,500       769,000
                                 12,329(3)         2.2%       5.93         2/28/11             --            --
Emmett Kane................      15,000(2)         2.6%      19.30         11/9/11        182,100       461,400

_________________
(1) Represents nonqualified options which were granted under Unilab's Amended and Restated 2000 Executive Stock Option Plan and Unilab's 2001 Stock Option Plan. Class A options vest in three equal annual installments. Vesting of Class A options will be accelerated in connection with the occurrence of an exit event (which involves certain sales or other dispositions of Unilab's common stock). Class C options vest based upon achieving certain share price targets. If the share price targets for the Class C options are achieved, resulting in the vesting of each tranche of options, Unilab will record non-cash compensation charges related to the vesting of those options.

(2)    Represents Class A options.

(3)    Represents Class C performance options.



Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

         The following table provides information concerning the exercise of options during 2001 and unexercised options held as of the end of the fiscal year, with respect to the named executive officers.

                                                                    Number of
                                                              Securities Underlying            Value of Unexercised
                                                             Unexercised Options at           In-The-Money Options at
                                  Shares                        December 31, 2001            December 31, 2001 (A) (B)
                                Acquired on    Value            -----------------            -------------------------
                                 Exercise     Realized     Exercisable    Unexercisable   Exercisable       Unexercisable
                                 --------     --------     -----------    -------------   -----------       -------------
Robert E. Whalen...........           --            --        899,863        364,639       17,250,374         6,990,130
Brian D. Urban.............       30,468       412,689        245,790        152,750        4,711,794         2,593,968
R. Jeffrey Lanzolatta......       27,928       378,217        237,771        138,657        4,558,070         2,323,805
David W. Gee...............        9,274       125,616         89,855         76,979        1,722,520         1,141,437
Emmett Kane................        8,050       109,037        169,079         90,771        3,241,244         1,539,530



(A) Market value of the underlying securities at exercise date, minus exercise price of the options.

(B) Market value of the underlying securities at December 31, 2001, $25.10 per share, minus exercise price of the unexercised options.

Executive Retirement Plan

         Effective as of January 1, 1995, Unilab's stockholders approved the adoption of the Executive Retirement Plan, or SERP, an unfunded defined contribution plan, for the benefit of designated key employees. Participants receive an annual contribution to their account as well as earning interest on their account balance at prime plus two percent. The benefit formula to determine amounts earned by participants is primarily based on the employee's final five-year average compensation and years of service. The weighted average discount rate and rate of increase in future compensation levels used in determining the present value of benefit obligations were 5.49% and 3.8% in 2001, 6.35% and 3.8% in 2000, 5.1% and 3.8% in 1999 and 6.0% and 3.8% in
1998. As soon as practicable following the death, disability or retirement of a participant after attaining age 65, known as the payment date, the participant will receive a distribution of his account. However, a participant may irrevocably elect to have his account distributed in equal annual installments over a period of no more than five years from the payment date, provided that such election is filed no later than one year prior to the payment date. In addition, a participant shall be entitled to a distribution of his account upon his termination of employment for good reason or without cause (as defined in the SERP), in each case only after a change in control.

Executive Officer Employment Contracts

         Each of named executive officer of Unilab is currently a party to an employment agreement with Unilab, and each of Messrs. Whalen, Urban, Kane and Gee is also a party to a new employment agreement with Unilab and Quest Diagnostics Incorporated. The current employment agreements and the new employment agreements are described below.

Current Employment Agreements

  Mr. Whalen

         Mr. Whalen is party to an employment agreement with Unilab dated February 24, 2000 and amended as of November 13, 2001. The current employment agreement will expire on the earlier of December 31, 2005, or upon the commencement of Mr. Whalen's new employment agreement. The current employment agreement provides for an annual salary of $400,000 and an annual bonus if performance targets are achieved. In the event that Mr. Whalen's employment is terminated for a reason other than death, disability, cause or expiration of the term of the agreement, and he signs a general release, he will be entitled to receive:

         o    an amount equal to three times his annual salary;

         o continuation of welfare benefits coverage for the longer of 36 months or the remainder of the term of the employment agreement;

         o the immediate vesting of any service stock options granted to him by Unilab;

         o the waiver of the 90-day post-termination of employment exercise period for any vested stock options held by Mr. Whalen; and

         o the acceleration and payment of all benefits accrued under our deferred compensation and supplemental retirement plans.

         If Mr. Whalen resigns following the occurrence of a change of control and signs a general release in favor of Unilab, he will be entitled to the benefits described above, except that in lieu of the stock option vesting and waiver of the post-termination exercise period, he will receive the annual bonus payments that he would have otherwise received had the annual performance targets been achieved and his employment continued for the longer of thirty-six months or the remainder of the term of the agreement. Mr. Whalen's current employment agreement also contains a noncompetition provision that prohibits him from competing with Unilab for three years after he ceases employment with Unilab.

  Messrs. Urban, Lanzolatta, Kane and Gee

         Messrs. Urban, Lanzolatta, Kane and Gee are each currently a party to an employment agreement with Unilab. These current employment agreements provide for an annual salary of $250,000 for Messrs. Urban and Lanzolatta and $225,000 for Messrs. Kane and Gee. In addition, under his current employment agreement, each executive is entitled to an annual bonus if performance targets are achieved. Unilab may terminate these current employment agreements without "cause" (as defined in the current employment agreement) on specified advance notice by providing severance pay equal to one to two times, depending on the executive, of the executive's current annual salary plus certain other benefits. In addition, these current employment agreements provide that if an executive is terminated by Unilab without cause in association with a change of control or the executive terminates his employment for "good reason" (as defined in the current employment agreement) within two years following a change of control, the executive is generally entitled to receive an amount equal to two times the sum of his annual salary and bonus and continuation of welfare benefits coverage for twenty-four months. Mr. Urban's and Mr. Lanzolatta's current employment agreements also contain a noncompetition provision that prohibits them from competing with Unilab for one year following a termination of their employment by Unilab without cause which is not associated with a change of control.

New Employment Agreements

         On April 2, 2002, in connection with the signing of the merger agreement, Messrs. Whalen, Urban, Kane and Gee entered into new employment agreements that become operative and supersede their current employment agreements on the date Quest Diagnostics purchases Unilab shares that have been tendered into the offer. The new employment agreements provide that neither the offer nor any other transaction contemplated by the merger agreement will constitute a change of control under their current employment agreements. If the merger agreement is terminated, the new employment agreements will be void and the current employment agreements will continue in effect.

  Mr. Whalen

         The term of Mr. Whalen's new employment agreement will commence on the date of the consummation of the offer and will terminate on February 28, 2005, unless terminated earlier as described below. The new employment agreement provides for Mr. Whalen to serve as Quest Diagnostics' Regional Vice President, California and entitles him to receive:

         o    an annual salary of $400,000;

         o an annual incentive bonus with a target payout equal to 50% of his annual salary if certain performance targets are achieved;

         o a stock option grant at an exercise price equal to the fair market value of shares of Quest Diagnostics common stock on the date of grant under the Quest Diagnostics Employee Equity Participation Plan; and

         o such other benefits and perquisites as are provided to similarly positioned Quest Diagnostics executives.

         Mr. Whalen will also be eligible to participate in an integration bonus arrangement that will entitle him to a bonus equal to $2,766,000 if target integration results are achieved, up to a bonus equal to $8,298,000 if exceptional integration results are achieved. The integration bonus is payable following the closing of the financial statements for fiscal year 2004, however Quest Diagnostics may, in its sole discretion, pay a portion of the integration bonus following the closing of Quest Diagnostics' financial statements for fiscal year 2003. Generally, no integration bonus is payable to Mr. Whalen if he is not continuously employed by Quest Diagnostics through the expiration of the agreement, unless his employment terminates due to his death or disability.

         Mr. Whalen's new employment agreement provides that 40% of his outstanding, unvested Unilab Class C3 stock options will immediately vest and convert into options to acquire shares of Quest Diagnostics common stock and the remaining 60% will be cancelled. All of Mr. Whalen's unvested Unilab Class A stock options will vest and become immediately exercisable on the on the date of the consummation of the offer.

         If Mr. Whalen's employment is terminated by Quest Diagnostics without cause, or if Mr. Whalen terminates his employment for "good reason" (as defined in his new employment agreement), provided he signs a general release, he will be entitled to receive:

         o    continued payment of his salary for 36 months;

         o    continued medical benefits coverage for 36 months; and

         o an amount equal to the integration bonus that would be paid to him if he had achieved the target integration results, offset by any amounts that may have been previously paid to him in respect of the integration bonus.

         The new employment agreement contains confidentiality obligations that survive indefinitely and nonsolicitation and noncompetition obligations that end on the later of four years from the effective date of the new employment agreement and the second anniversary of the date his employment has ceased.

         If any of the payments to be received by Mr. Whalen will be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code (the "Code"), such payments will be reduced by an amount sufficient to avoid the imposition of the excise tax. It is not expected that any of the payments to be received by Mr. Whalen will be subject to the excise tax imposed under
Section 4999 of the Code.

  Mr. Kane

         The term of Mr. Kane's new employment agreement will commence on the on the date of the consummation of the offer and will terminate on February 28, 2005, unless terminated earlier as described below. The new employment agreement provides for Mr. Kane to perform such duties and have such responsibilities as are assigned to him by the Regional Vice President, California, who is expected to be Mr. Whalen. The new employment agreement entitles him to receive:

         o    an annual salary of $225,000;

         o an annual incentive bonus with a target payout equal to 40% of his annual salary if certain performance targets are achieved;

         o a stock option grant at an exercise price equal to the fair market value of Quest Diagnostics common stock on the date of grant under the Quest Diagnostics Employee Equity Participation Plan; and

         o such other benefits and perquisites as are provided to similarly positioned Quest Diagnostics executives.

         The new employment agreement also provides for an interim integration bonus of $415,000 to be paid to Mr. Kane if he is employed by Quest Diagnostics through the first anniversary of the on the date of the consummation of the offer, and an additional integration bonus of up to $415,000 payable based upon the operating results of the areas Mr. Kane is responsible for during the integration period commencing on the date of the consummation of the offer and ending with Quest Diagnostics' 2004 fiscal year. No integration bonus will be paid if the operating results do not exceed target results and a maximum of $415,000 will be payable if stretch results are achieved. Results that fall between target and stretch results will entitle Mr. Kane to a pro rated integration bonus payment. Generally, no integration bonus is payable to Mr. Kane if he is not continuously employed by Quest Diagnostics through the expiration of the new employment agreement unless his employment terminates due to his death or disability.

         Mr. Kane's new employment agreement provides that 40% of his outstanding, unvested Unilab Class C3 stock options will immediately vest and convert into options to acquire shares of Quest Diagnostics common stock and the remaining 60% will be cancelled. All of Mr. Kane's unvested Unilab Class A stock options will vest and become immediately exercisable on the date of the consummation of the offer.

         If Mr. Kane's employment is terminated by Quest Diagnostics without cause or, if Mr. Kane terminates his employment for good reason, provided he signs a general release, he will be entitled to receive:

         o    continued payment of his salary for 24 months;

         o    continued medical benefits coverage for 24 months; and

         o an amount equal to the interim integration bonus if Mr. Kane did not receive the interim integration bonus.

         If any of the payments to be received by Mr. Kane will be subject to the excise tax imposed under Section 4999 of the Code, such payments will be reduced by an amount sufficient to avoid the imposition of the excise tax. It is not expected that any of the payments to be received by Mr. Kane will be subject to the excise tax imposed under Section 4999 of the Code. Mr. Kane's new employment agreement also contains noncompetition and nonsolicitation provisions that apply for two years from the date his employment terminates.

         Kelso has indicated that it currently intends to consider appropriately compensating Mr. Whalen and Mr. Kane if Kelso concludes that their integration bonus payments, and interim integration bonus in Mr. Kane's case, ultimately result in their being unfairly disadvantaged relative to other senior managers. Kelso has emphasized, however, that its current intention does not represent a binding obligation on its part to compensate Messrs. Whalen and Kane. Any determination as to whether, and to what extent, to compensate those individuals will be made by Kelso at a future time and in its sole discretion, based on the facts and circumstances at such time.

  Messrs. Urban and Gee

         The term of the new employment agreements of each of Messrs. Urban and Gee will commence on the date of the consummation of the offer and will terminate on the first anniversary of such date, unless earlier terminated as described below. Mr. Urban will perform such duties and have such responsibilities as are assigned to him by the Regional Vice President, California, and/or the Chief Financial Officer of Quest Diagnostics, and Mr. Gee will perform such duties and have such responsibilities as are assigned to him by the Regional Vice President, California, and/or the General Counsel of Quest Diagnostics. The new employment agreements entitle each of them to receive:

         o    an annual salary of $225,000;

         o an annual incentive bonus with a target payout equal to a percentage of their annual salaries if certain performance targets are achieved (40% for Mr. Urban and 30% for Mr. Gee); and

         o such other benefits and perquisites as are provided to similarly positioned Quest Diagnostics executives.

         Mr. Gee will also receive a stock option grant at an exercise price equal to the fair market value of Quest Diagnostics common stock on the date of grant under the Quest Diagnostics Employee Equity Participation Plan. The stock option will vest in full on the second anniversary of the date of grant.

         Messrs. Urban's and Gee's new employment agreements provide that all of their unvested Unilab Class C3 and Class A stock options will become immediately vested and exercisable on the date of the consummation of the offer.

         If Messrs. Urban or Gee are terminated by Quest Diagnostics without cause, or if they terminate their employment for good reason, provided they sign a general release, they will be entitled to receive:

         o   continued payment of salary for 24 months;

         o   continued medical benefits coverage for 24 months; and

         o   an amount equal to $375,000 for Mr. Urban and $250,000 for Mr. Gee.

         In the event that Messrs. Urban or Gee resign their employment for any reason during the ten day period following the expiration of their new employment agreements, they will be entitled to receive payment of their salary for 24 months and an amount equal to $375,000 for Mr. Urban and $250,000 for Mr. Gee, subject to their execution of a general release.

         If any of the payments to be received under these new employment agreements will be subject to the excise tax imposed under Section 4999 of the Code, such payments will be reduced by an amount sufficient to avoid the imposition of the excise tax. It is not expected that any of the payments to be received by either Mr. Urban or Mr. Gee will be subject to the excise tax imposed under Section 4999 of the Code. These new employment agreements also contain noncompetition and nonsolicitation provisions that apply for two years from the date of termination of employment.

                     BOARD COMPENSATION COMMITTEE REPORT
                          ON EXECUTIVE COMPENSATION

         The Compensation Committee of the Board of Directors is composed of Messrs. Maher and Lewis, each of whom are non-employee, outside directors. The Compensation Committee is responsible for evaluating the Company's compensation policies, determining its executive compensation policies and guidelines, and administering its stock option and compensation plans.

Compensation Philosophy and Policies

         Under the supervision of the Compensation Committee, the Company's compensation policy is designed to attract and retain qualified key executives and employees critical to the Company's growth and long-term success. It is the objective of the Board of Directors to have a portion of each executive's compensation contingent upon the Company's performance as well as upon the individual's personal performance. Accordingly, each executive officer's compensation package is comprised of three elements:

         o Base salary which reflects individual performance and expertise;

         o Variable bonus awards payable in cash and tied to the achievement of certain performance goals that the Board of Directors establishes from time to time for the Company and the individual; and

         o Long-term stock-based awards which are designed to strengthen the mutuality of interests between the executive officers and the Company's stockholders.

         The summary below describes in more detail the factors, which the Compensation Committee considers in establishing each of the three primary components of the compensation package provided to the executive officers.

Base Salary

         The level of base salary is established primarily on the basis of the individual's qualifications and relevant experience, the strategic goals for which he or she has responsibility, the compensation levels at companies which compete with the Company for business and executive talent, and the incentives necessary to attract and retain qualified management. Base salary is adjusted each year to take into account the individual's performance and to maintain a competitive salary structure. The Company's performance does not play a significant role in the determination of base salary.

Cash-Based Incentive Compensation

         Cash bonuses are awarded on a discretionary basis to executive officers on the basis of their success in achieving designated individual goals and the Company's success in achieving specific company-wide goals, such as the Company's critical success factors.

Stock Option Plans

         The Company has utilized its stock option plans to provide executives and other key employees with incentives to maximize long-term stockholder values. Awards under these plans take the form of stock options designed to give the recipient an equity stake in the Company and thereby closely align his or her interests with those of the Company's stockholders. Factors considered in making such awards include the individual's position in the Company, his or her performance and responsibilities, and internal comparability considerations.

Chief Executive Officer Compensation

         In setting the compensation payable during fiscal year 2001 to the Company's Chief Executive Officer, Robert E. Whalen, the Compensation Committee used the same factors as described above. The Compensation Committee's objective in setting Mr. Whalen's 2001 compensation was to be competitive with other companies in the Company's industry and to allow for potential compensation based on long-term performance criteria as defined above.

         Section 162(m) of the Code disallows a federal income tax deduction for compensation over $1 million paid to the Chief Executive Officer and any of the executive officers included in the compensation tables preceding this report, subject to certain exceptions. Pursuant to transitional rules set forth in the regulations under Section 162(m), the $1 million deduction limit is not expected to apply to the compensation to be paid to our Chief Executive Officer and any of our other executive officers in 2001. Accordingly, all compensation paid by us in 2001 should be deductible.

Submitted by the Compensation Committee of the Board of Directors:
James R. Maher             Walker Lewis

                           STOCK PERFORMANCE GRAPH

         The graph below compares the cumulative total shareholder returns on the shares of common stock of Unilab for the period commencing on June 6, 2001, the date on which Unilab became a publicly held corporation, and ending on December 31, 2001, with (a) the cumulative total return of the Standard & Poor's 500 Stock Index and (b) the Medical Laboratory Index, which consists of comparable medical laboratory companies with the same Standard Industrial Classification Code. The graph assumes that $100.00 was invested on June 6, 2001, on a dividend reinvested basis. No cash dividends have been declared on our common stock. The comparisons reflected in the graph and table below are not intended to forecast the future performance of Unilab's stock and may not be indicative of future performance.

Compares Cumulative Total Return Amounts for
Unilab, S & P 500 Index and Medical Laboratory Index



                            [PERFORMANCE GRAPH]


                                                                       Medical
                                                        S & P 500    Laboratory
Measurement Point                          Unilab         Index        Index
-----------------                          ------         -----        -----

June 6, 2001............................  $  100.00     $  100.00     $ 100.00
December 31, 2001.......................  $  156.88     $   90.40     $ 107.32


Unilab Stock Option Plans

  2001 Stock Option Plan

         On May 15, 2001 Unilab adopted, and on May 16, 2001 the Unilab stockholders approved, the Unilab Corporation 2001 Stock Option Plan, which is referred to as the 2001 Plan. The 2001 Plan is intended to promote the interests of Unilab and its stockholders by providing officers and other employees with appropriate incentives to encourage them to enter into and continue in our employ and to acquire a proprietary interest in the equity success of Unilab; to provide incentives to our non-employee directors that are directly linked to increases in stock value; and to reward the performance of individual officers, other employees, consultants and non-employee directors in fulfilling their personal responsibilities for long-range achievements.

         General. Unilab has reserved 500,000 shares of Unilab common stock for issuance under our 2001 Plan. The number of shares reserved for issuance is generally subject to equitable adjustment upon the occurrence of any stock dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation, combination, repurchase, or share exchange, or other similar corporate transaction or event. It is anticipated that these shares will be allocated primarily to our new employees as appropriate. No option holder shall have any rights with respect to the shares covered by an award under the 2001 Plan until the shares have been reduced to such person's possession.

         Administration. The 2001 Plan is administered by Unilab's Compensation Committee. To the extent necessary to satisfy applicable legal requirements, each member of the Compensation Committee is a "non-employee director" (within the meaning of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934) and an "outside director" (within the meaning of Section 162(m) of the Internal Revenue Code). The Compensation Committee has full power to construe and interpret the 2001 Plan and any awards made thereunder, to grant and determine the terms of awards and to make any necessary rules and regulations for the administration of the 2001 Plan.

         Eligibility. Our officers, including persons identified in the Summary Compensation Table in this Information Statement, employees, consultants and non-employee directors are eligible to receive awards under the 2001 Plan.

         Types of Awards. The only awards that may be granted under the 2001 Plan are stock options. The 2001 Plan provides for grants of both incentive stock options, also known as ISOs, within the meaning of Section 422 of the Internal Revenue Code, and non-qualified stock options that do not qualify as ISOs.

         Amendment. The 2001 Plan may be amended by the Board, at any time, subject to stockholder approval where necessary, to satisfy federal tax or other applicable laws or stock exchange requirements. The 2001 Plan will terminate not later than ten years after the date stockholder approval of the 2001 Plan was received. However, stock options granted before the termination of the 2001 Plan may extend beyond that date in accordance with their terms.

         Exercisability and Vesting of Stock Options. Stock options will vest and become exercisable at the times and upon the conditions that the Compensation Committee may determine, as reflected in the stock option agreement. The Compensation Committee has the authority to accelerate the vesting of any outstanding stock option at such times and under such circumstances as it, in its sole discretion, deems appropriate, for instance, upon a "Change in Control" as defined in the 2001 Plan. Generally, options will vest with respect to one third of the shares subject to the option on each of the first three anniversaries of the grant date and will not be exercisable until the occurrence of an exit event (which involves certain sales or other dispositions of Unilab common stock).

         Stock Options. Options entitle the holder to purchase shares of Unilab common stock during a specified period (typically after an exit event) at a purchase price specified by the Compensation Committee (not less than 85% of the fair market value (100% if an ISO) of Unilab common stock on the day the option is granted). Each option granted under the 2001 Plan will be exercisable for a period of 10 years from the date of grant, or such lesser period as the Compensation Committee shall determine. Options may be exercised in whole or in part, generally in amounts of 100 shares or more, by the payment in cash of the full option price of the shares purchased, by tendering shares of Unilab common stock with a fair market value equal to the option price of the shares purchased (provided that the option holder must have owned such tendered shares for at least six months), or by other methods approved by the Compensation Committee. Options that are exercisable as of the date of a participant's termination of service with Unilab may be exercised after such date for the period set forth in the option agreement or as otherwise determined by the Compensation Committee. Unless otherwise provided in an option agreement, options held by a participant upon termination from our service for "cause" (which will be defined in the option agreement) shall immediately expire (whether or not then exercisable).

  2000 Executive Stock Option Plan

         On June 19, 2000, Unilab adopted, and on June 29, 2000 Unilab stockholders approved, Unilab's 2000 Executive Stock Option Plan, which is referred to as the 2000 Plan, effective as of the same date.

         The purpose of the 2000 Plan is to advance Unilab's interests by providing for grants of options to purchase Unilab common stock, thus affording certain of Unilab's officers, directors, consultants and key employees and Unilab's subsidiaries an ownership interest and thus to stimulate increased personal interest in the success and future growth of Unilab.

         General. Unilab has reserved for issuance 3,793,508 shares of Unilab common stock under the 2000 Plan. All shares of Unilab common stock (or other securities) issuable upon exercise of any stock options must be duly authorized and, must be validly issued upon such exercise and must be fully paid and nonassessable. No option holder (nor a permitted transferee) shall have any rights with respect to the shares subject to the option until the shares have been reduced to the holder's possession. In addition, options which were granted under Unilab's 1996 Stock Option and Performance Incentive Plan and under other prior plans, were made subject to the terms of the 2000 Plan. A total of 3,686,350 options have previously been granted under the 2000 Plan. It is intended that any options granted under the 2000 Plan in the future will be subject to the terms and conditions set forth in the 2001 Plan.

         Administration. Unilab's Board of Directors administers the 2000 Plan. The Board has full power to construe and interpret the 2000 Plan, to establish rules for its administration and to grant options to eligible persons, in each case in accordance with the provisions of the 2000 Plan. All Board actions made pursuant to the 2000 Plan will be binding and conclusive on all interested persons.

         Eligibility. Options may be granted to certain Unilab executives named in the 2000 Plan, executive officers, directors, consultants or key employees of Unilab, from time to time, as determined by the Board. In determining who is an eligible person or appropriate grants under the plan, the Board takes into account such factors as it views as relevant.

         Terms and Conditions of Options. The options previously granted pursuant to the plan include:

         o    1,650,276 Class A options;

         o    193,258 Class B options; and

         o    1,842,816 Class C options.

         Shares subject to options are subject to adjustment in the event of stock dividends, stock splits and reverse stock splits. In the event of a consolidation or merger or in case of any sale, lease or transfer of substantially all of the assets of Unilab (which does not constitute an "exit event" under the terms of the plan), the 2000 Plan requires the acquiror to assume each option, which shall continue to vest and become exercisable in accordance with its terms (adjusted, in the discretion of Unilab's Board, to reflect the effect of such transaction).

         Exercisability. Class A options vest in three equal annual installments; provided, however, that the vesting may be accelerated in connection with the occurrence of an "exit event" under the plan, which involves certain sales or other dispositions of Unilab common stock. Class B options, which are held by consultants, begin vesting upon Kelso's realization of a certain minimum return on its investment in Unilab. As Kelso realizes higher investment returns on its investment in Unilab, more Class B options will vest.

         Unilab amended the 2000 Plan on June 5, 2001 to alter the vesting provisions of Class B options that had been granted to employees, officers and directors. Those options were converted to Class C options. Under the 2000 Plan, as amended, these options will vest in three discrete tranches contingent upon:

         o the price of Unilab common stock exceeding a defined average closing price threshold over all of the consecutive trading days within a six month calendar period (certain exclusions may apply if vesting occurs in connection with the announcement of a transaction pursuant to which Unilab may be acquired), and a minimum price on the last trading day of such six month calendar period; and

         o the holder of the Class C option being a director, officer or employee of Unilab or any Unilab subsidiary on the vesting date.

         The defined average closing price thresholds referred to in the first bullet point above are $17.79 for 760,974 options, $22.54 for 591,870 options and $27.88 for 489,972 options.

         Unilab has not amended the vesting provisions of any Class B options held by Unilab's consultants. Class B options held by consultants will continue to vest upon the occurrence of an exit event and Kelso's realization of a certain minimum return on its investment in Unilab. On June 29, 2001, Unilab amended the 2000 Plan to fully vest the Class A options that had been previously granted to consultants. This allows Unilab to avoid continuing variable accounting charges with respect to these stock options.

         Options granted under the 2000 Plan may be exercised by paying the subscription price in cash or check or by tendering Unilab common stock which has a fair market value equal to aggregate subscription price (provided that the option holder must have owned such tendered shares for at least six months). If not sooner exercised or terminated, all options shall expire in November of 2009.

         The 2000 Plan, as amended, also provides that shares acquired upon exercise of options will be subject to certain transferability requirements. The lapse of these restrictions will be tied to Kelso's sale of all of its shares of Unilab common stock, unless released earlier by the Board. Unilab will record non-cash compensation charges upon the vesting of Class B and Class C options.

         Termination of Options. The 2000 Plan provides that the holder of a Class A option will have 90 days after termination of employment (unless the termination is for cause) to exercise any options which are then exercisable. Options which become exercisable in connection with an exit event (whether Class A or Class B) will terminate at 12:00 midnight on the date of such event. Unilab's Board may accelerate the exercisability or delay or postpone the expiration of any outstanding option at such time and under such circumstances as the Board may determine.

         Compelled Sale. Unilab has the right to compel the holder of a non-qualified option to exercise such option in the event of a sale of all or substantially all of Unilab to a third party, whether pursuant to a sale of capital stock of our company, merger, consolidation, sale of assets or a similar transaction.

         Amendment, Termination of Plan. Unilab's Board may at any time and from time to time alter, amend, suspend, or terminate the 2000 Plan and the options in whole or in part.

         Tax Consequences. The following is a summary of certain U.S. federal income tax consequences to option holders under the 2000 Plan of the grant and exercise of options. This discussion does not address all aspects of taxation relating to the options that may be relevant to particular option holders in light of their personal investment or tax circumstances and does not discuss any state, local or foreign tax issues. This discussion is based on the Internal Revenue Code as currently in effect and on applicable regulations and judicial and administrative interpretations, all of which are subject to change possibly with retroactive effect. It is recommended that option holders consult their tax advisers before exercise of any such stock option and before disposing of any shares of common stock acquired upon the exercise thereof. Different rules may apply in the case of an option holder who is subject to Section 16 of the Securities Exchange Act of 1934.

         An option holder generally will not be taxed upon the grant of a nonqualified option. Rather, at the time of exercise of such option, the option holder will recognize ordinary income for federal income tax purposes in an amount equal to the excess of the fair market value of the common stock purchased over the option price. Unilab will generally be entitled to a tax deduction at such time and in the same amount that the option holder recognizes ordinary income.

         If shares of Unilab common stock acquired upon exercise of an option are later sold or exchanged, then the difference between the amount realized on such sale and the fair market value of such common stock on the date that ordinary income was recognized with respect thereto will generally be taxable as long-term or short-term capital gain or loss (if the common stock is a capital asset of the participant) depending upon the length of time such shares were held by the participant.

         According to a published ruling of the Internal Revenue Service, an option holder who pays the option price upon exercise of an option, in whole or in part, by delivering shares of common stock already owned by the holder will recognize no gain or loss for federal income tax purposes on the shares surrendered, but will otherwise be subject to tax according to the rules described above. With respect to shares acquired upon exercise which are equal in number to the shares surrendered, the basis of such shares will be equal to the basis of the shares surrendered. The basis of additional shares received upon exercise will be equal to the fair market value of such shares on the date which governs the determination of the participant's ordinary income, and the holding period for such additional shares will commence on such date.

Transactions with Management and Others

         On December 1, 1999, Unilab entered into a consulting agreement with David C. Weavil, its former chief executive officer. The agreement has a term of five years and expires on November 23, 2004. Under the terms of the agreement, Mr. Weavil receives $220,000 per year and options to purchase common stock on terms that are substantially similar to those granted to management and other employees following the recapitalization of Unilab in 1999. Unilab also entered into a non-competition agreement with Mr. Weavil.

         On May 1, 1998, Unilab made a loan of $150,000, which is interest free until May 2003, and thereafter will accrue interest at a rate of 12% per annum, to Brian D. Urban, Unilab's chief financial officer. The entire amount of the loan is still outstanding.

         In November 1999, Unilab completed a merger with an entity affiliated with Kelso as part of a recapitalization transaction. As a result of that transaction, 83.7% of Unilab's common stock became owned by affiliates of Kelso. Under the terms of the recapitalization, Unilab paid to Kelso a one-time fee of $6 million upon the completion of the recapitalization, plus out of pocket expenses of approximately $130,000. In addition, under the terms of a financial services agreement entered into with Kelso, Unilab was required to do the following:

         o    pay to Kelso annual financial advisory fees of $600,000;

         o reimburse Kelso for its expenses incurred in providing us with financial advisory services; and

         o indemnify Kelso and certain related parties with respect to the transactions contemplated by the recapitalization, including the financing of the recapitalization and any services to be provided by Kelso or any related party to Unilab following execution of such agreement.

         Kelso earned financial advisory fees of $300,000, $600,000 and $65,000 for the years ended December 31, 2001, 2000 and 1999, respectively. In connection with Unilab's initial public offering in June 2001, the financial services agreement with Kelso was terminated in consideration of a one-time payment of $2.5 million. Arrangements for indemnification and reimbursement for expenses, however, survived.

         Upon completion of the recapitalization in November 1999, Unilab entered into a shareholders' agreement with Kelso and certain additional investors and members of management. The agreement was amended effective June 30, 2000. The shareholders' agreement contained various rights and restrictions, including tag-along and drag-along rights, rights of first refusal and restrictions on transfer, in connection with such parties' ownership of Unilab equity securities. Under the shareholders' agreement, management and Unilab had put and call rights, respectively, with respect to shares of stock and options held by members of management in the event of termination of employment, including in the event of death, disability or resignation. Depending on the circumstances of termination, these put and call rights were exercisable at fair market value, based on an annual appraisal of Unilab's stock, or at cost plus 6% annual interest. The shareholders' agreement terminated upon the closing of Unilab's initial public offering except for the following provisions:

         o Kelso retains demand registration rights on four separate occasions;

         o all shareholders party to the agreement maintain piggyback registration rights; and

         o all shareholders party to the agreement agree to comply with any holdback restrictions requested by an underwriter or a representative of Kelso.

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this statement to be signed on its behalf by the undersigned thereto duly authorized.


                                           UNILAB CORPORATION


                                           By:  /s/ David W. Gee
                                               -------------------------------
                                           Name:   David W. Gee
                                           Title:  Executive Vice President,
                                                   Secretary & General Counsel


Dated: June 7, 2002